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                                               |-------------------------------|
                                               |        SEC FILE NUMBER        |
                                               |                               |
                                               |           000-28865           |
                                               |-------------------------------|
                                               |         CUSIP NUMBER          |
                                               |                               |
                                               |        98508 F 10 7           |
                                               |-------------------------------|

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K   |_| Form 20-F     |_| Form 11-K
                |X| Form 10-Q   |_| Form N-SAR    |_| Form N-CSR

                For Period Ended: March 31, 2007
                                  -----------------

                |_|   Transition Report on Form 10-K
                |_|   Transition Report on Form 20-F
                |_|   Transition Report on Form 11-K
                |_|   Transition Report on Form 10-Q
                |_|   Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 ------------------

--------------------------------------------------------------------------------
  Read attached instruction sheet before preparing form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant

Yarraman Winery, Inc.
--------------------------------------------------------------------------------

Former Name if Applicable


--------------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

700 Yarraman Road
--------------------------------------------------------------------------------

City, State and Zip Code

Wybong, Upper Hunter Valley
New South Wales, Australia 2333
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
|X| Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The quarterly report of Yarraman Winery, Inc. (the "Company") on Form 10-QSB could not be filed within the prescribed time period because the Company's Chief Financial Officer resigned and the review of the Company's independent Registered Public Accounting Firm was not completed and could not be completed within the prescribed time period without unreasonable effort or expense. Consequently, the financial statements were not completed by the Company's accountants and could not be completed within the prescribed time period. As a result, the Company could not solicit and obtain the necessary review and approval of the Form 10-QSB and signatures thereto in a timely fashion prior to the due date of the report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mitchell S. Nussbaum, Esq.           212                407-4159
      --------------------------       -----------        ------------------
               (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                       |X|  Yes   |_|  No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                |X|  Yes   |_|  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                              Yarraman Winery, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2007                           By: /s/ Wayne Rockall
                                                  ------------------------------
                                                  Name:  Wayne Rockall
                                                  Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


--------------------------------------------------------------------------------
                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                    PART IV.

                                OTHER INFORMATION

It is anticipated that a significant change in results of operations from the nine months ended March 31, 2007 will be reflected by the earnings statements, due to the significant net losses incurred during the three and nine months periods ended March 31, 2007 compared with the corresponding periods in 2006, primarily as a result of the increase in sales, general and administrative expenses incurred by the Registrant's operations.


                                        3